Exhibit 13.2

TRANSCANADA [29
THIRD QUARTER REPORT 2008

Consolidated Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars except per share amounts)	2008	2007	2008	2007
Revenues	2,137	2,187	6,287	6,639

Operating Expenses
Plant operating costs and other	750	739	2,181	2,232
Commodity purchases resold	339	453	1,096	1,547
Depreciation	303	298	900	888
	1,392	1,490	4,177	4,667
	745	697	2,110	1,972
Other Expenses/(Income)
Financial charges	213	247	617	748
Financial charges of joint ventures	18	17	51	57
Interest income and other	(23)	(45)	(96)	(124)
Calpine bankruptcy settlements	-	-	(279)	-
Writedown of Broadwater LNG project costs	-	-	41	-
	208	219	334	681

Income before Income Taxes and Non-Controlling Interests	537	478	1,776	1,291
Income Taxes
Current	127	83	479	347
Future	2	51	28	30
	129	134	507	377

Non-Controlling Interests
Preferred share dividends of subsidiary	6	6	17	17
Non-controlling interest in PipeLines LP	12	13	46	44
Other	-	1	43	7
	18	20	106	68
Net Income	390	324	1,163	846

Net Income Per Share
Basic and Diluted	$0.67	$0.60	$2.07	$1.60

Average Shares Outstanding - Basic (millions)	579	537	560	527
Average Shares Outstanding - Diluted (millions)	581	540	562	530

See accompanying notes to the consolidated financial statements.

TRANSCANADA [30
THIRD QUARTER REPORT 2008

Consolidated Cash Flows

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2008	2007	2008	2007

Cash Generated From Operations
Net income	390	324	1,163	846
Depreciation	303	298	900	888
Future income taxes	2	51	28	30
Non-controlling interests	18	20	106	68
Employee future benefits funding lower than expense	10	3	23	18
Writedown of Broadwater LNG project costs	-	-	41	-
Other	(12)	6	48	30
	711	702	2,309	1,880
Decrease in operating working capital	114	132	16	261
Net cash provided by operations	825	834	2,325	2,141
Investing Activities
Capital expenditures	(806)	(364)	(1,899)	(1,056)
Acquisitions, net of cash acquired	(3,054)	2	(3,058)	(4,222)
Disposition of assets, net of current income taxes	21	-	21	-
Deferred amounts and other	42	(126)	141	(274)
Net cash used in investing activities	(3,797)	(488)	(4,795)	(5,552)

Financing Activities
Dividends on common shares	(143)	(130)	(410)	(417)
Distributions paid to non-controlling interests	(24)	(23)	(110)	(68)
Notes payable (repaid)/issued, net	(258)	293	466	554
Long-term debt issued	2,101	5	2,213	1,456
Reduction of long-term debt	(15)	(64)	(788)	(859)
Long-term debt of joint ventures issued	123	12	157	122
Reduction of long-term debt of joint ventures	(44)	(20)	(101)	(139)
Common shares issued, net of issue costs	6	-	1,252	1,697
Junior subordinated notes issued	-	-	-	1,107
Preferred securities redeemed	-	(488)	-	(488)
Partnership units of subsidiary issued	-	-	-	348
Net cash provided by/(used in) financing activities	1,746	(415)	2,679	3,313

Effect of Foreign Exchange Rate Changes on Cash
and Cash Equivalents	19	(16)	39	(46)

(Decrease)/Increase in Cash and Cash Equivalents	(1,207)	(85)	248	(144)

Cash and Cash Equivalents
Beginning of period	1,959	340	504	399

Cash and Cash Equivalents
End of period	752	255	752	255

Supplementary Cash Flow Information
Income taxes paid	106	93	418	305
Interest paid	177	290	658	832

See accompanying notes to the consolidated financial statements.

TRANSCANADA [31
THIRD QUARTER REPORT 2008

Consolidated Balance Sheet

(unaudited)	September 30,	December 31,
(millions of dollars)	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	752	504
Accounts receivable	1,156	1,116
Inventories	514	497
Other	307	188
	2,729	2,305
Plant, Property and Equipment	26,397	23,452
Goodwill	3,886	2,633
Other Assets	2,259	1,940
	35,271	30,330

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	874	421
Accounts payable and accrued liabilities	1,740	1,767
Accrued interest	318	261
Current portion of long-term debt	545	556
Current portion of long-term debt of joint ventures	80	30
	3,557	3,035
Deferred Amounts	1,353	1,107
Future Income Taxes	1,183	1,179
Long-Term Debt	14,287	12,377
Long-Term Debt of Joint Ventures	922	873
Junior Subordinated Notes	1,048	975
	22,350	19,546
Non-Controlling Interests
Non-controlling interest in PipeLines LP	630	539
Preferred shares of subsidiary	389	389
Other	76	71
	1,095	999
Shareholders' Equity	11,826	9,785
	35,271	30,330

See accompanying notes to the consolidated financial statements.

TRANSCANADA [32
THIRD QUARTER REPORT 2008

Consolidated Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2008	2007	2008	2007
Net Income	390	324	1,163	846
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on
investments in foreign operations (1)	107	(121)	146	(342)
Change in gains and losses on hedges of investments
in foreign operations (2)	(79)	22	(103)	77
Change in gains and losses on derivative instruments
designated as cash flow hedges (3)	7	41	40	4
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to
prior periods (4)	(6)	16	(24)	36
Other Comprehensive Income/(Loss)	29	(42)	59	(225)
Comprehensive Income	419	282	1,222	621

(1) Net of income tax recovery of $23 million and $43 million for the three and nine months ended September 30, 2008, respectively (2007 - $39 and $95 million expense, respectively).
(2) Net of income tax recovery of $36 million and $50 million for the three months and nine months ended September 30, 2008, respectively (2007 - $12 and $40 million expense, respectively).
(3) Net of income tax recovery of $25 million and expense of $24 million for the three months and nine months ended September 30, 2008, respectively (2007 - $13 million and $3 million expense, respectively).

(4) Net of income tax recovery of $9 million and $20 million for the three months and nine months ended September 30, 2008, respectively (2007 - $14 million and $19 million expense, respectively).

See accompanying notes to the consolidated financial statements.

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Consolidated Accumulated Other Comprehensive Income

(unaudited) (millions of dollars)	Currency Translation Adjustment	Cash Flow Hedges	Total
Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	146	-	146
Change in gains and losses on hedges of investments in foreign operations (2)	(103)	-	(103)
Change in gains and losses on derivative instruments designated as cash flow
hedges (3)	-	40	40
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (4)(5)	-	(24)	(24)
Balance at September 30, 2008	(318)	4	(314)

Balance at December 31, 2006	(90)	-	(90)
Transition adjustment resulting from adopting new financial instruments standards (6)	-	(96)	(96)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	(342)	-	(342)
Change in gains and losses on hedges of investments in foreign operations (2)	77	-	77
Change in gains and losses on derivative instruments designated as cash flow
hedges (3)	-	4	4
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (4)	-	36	36
Balance at September 30, 2007	(355)	(56)	(411)

(1) Net of income tax recovery of $43 million for the nine months ended September 30, 2008 (2007 - $95 million expense).
(2) Net of income tax recovery of $50 million for the nine months ended September 30, 2008 (2007 - $40 million expense).
(3) Net of income tax expense of $24 million for the nine months ended September 30, 2008 (2007 - $3 million expense).
(4) Net of income tax recovery of $20 million for the nine months ended September 30, 2008 (2007 - $19 million expense).
(5) The amount of gains and losses related to cash flow hedges reported in accumulated other comprehensive income that will be reclassified to net income in the next 12 months is estimated to be net losses of $32 million ($22 million net losses, net of tax). These estimates assume constant gas and power prices, interest rates and foreign exchange rates over time, however, the actual amounts that will be reclassified will vary based on changes in these factors.

(6) Net of income tax recovery of $44 million.

See accompanying notes to the consolidated financial statements.

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Consolidated Shareholders’ Equity

(unaudited)	Nine months ended September 30
(millions of dollars)	2008	2007
Common Shares
Balance at beginning of period	6,662	4,794
Shares issued under dividend reinvestment plan	177	104
Proceeds from shares issued on exercise of stock options	17	14
Proceeds from shares issued under public offering, net of issue costs	1,235	1,683
Balance at end of period	8,091	6,595

Contributed Surplus
Balance at beginning of period	276	273
Issuance of stock options	2	3
Balance at end of period	278	276

Retained Earnings
Balance at beginning of period	3,220	2,724
Transition adjustment resulting from adopting new financial
instruments accounting standards	-	4
Net income	1,163	846
Common share dividends	(612)	(548)
Balance at end of period	3,771	3,026

Accumulated Other Comprehensive Income
Balance at beginning of period	(373)	(90)
Transition adjustment resulting from adopting new financial instruments standards	-	(96)
Other comprehensive income	59	(225)
Balance at end of period	(314)	(411)

Total Shareholders' Equity	11,826	9,486

See accompanying notes to the consolidated financial statements.

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THIRD QUARTER REPORT 2008

Notes to Consolidated Financial Statements
(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TransCanada's annual audited Consolidated Financial Statements for the year ended December 31, 2007. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2007 audited Consolidated Financial Statements included in TransCanada's 2007 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages, acquisitions and divestitures, and developments outside of the normal course of operations.

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

2.	Changes in Accounting Policies

Future Accounting Changes

International Financial Reporting Standards
The Canadian Institute of Chartered Accountants’ Accounting Standards Board (AcSB) announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also SEC registrants, such as TransCanada, could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In August 2008, the SEC agreed to publish for public comment a proposal recommending that U.S. issuers be required to adopt IFRS using a phased-in approach based on market capitalization, starting in 2014.

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TransCanada is currently considering the impact a conversion to IFRS or U.S. GAAP would have on its accounting systems and financial statements. TransCanada’s conversion planning includes an analysis of project structure and governance, resourcing and training, analysis of key GAAP differences and a phased approach to assess current accounting policies. To date, TransCanada has completed initial IFRS training of its staff and has begun analysing key differences between Canadian GAAP and IFRS.

Under existing Canadian GAAP, TransCanada follows specific accounting policies unique to a rate-regulated business. TransCanada is actively monitoring ongoing discussions and developments at the IASB and its International Financial Reporting Interpretations Committee (IFRIC) regarding potential future guidance to clarify the applicability of certain aspects of rate-regulated accounting under IFRS.

3.	Segmented Information

Three months ended September 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	1,141	1,148	996	1,039	-	-	2,137	2,187
Plant operating costs and other	(441)	(422)	(310)	(315)	1	(2)	(750)	(739)
Commodity purchases resold	-	(6)	(339)	(447)	-	-	(339)	(453)
Depreciation	(254)	(258)	(49)	(40)	-	-	(303)	(298)
	446	462	298	237	1	(2)	745	697
Financial charges and non-controlling interests	(178)	(205)	-	-	(53)	(62)	(231)	(267)
Financial charges of joint ventures	(12)	(11)	(6)	(6)	-	-	(18)	(17)
Interest income and other	13	16	(1)	2	11	27	23	45
Income taxes	(96)	(99)	(91)	(77)	58	42	(129)	(134)
Net Income	173	163	200	156	17	5	390	324

Nine months ended September 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	3,417	3,500	2,870	3,139	-	-	6,287	6,639
Plant operating costs and other	(1,255)	(1,222)	(924)	(1,005)	(2)	(5)	(2,181)	(2,232)
Commodity purchases resold	-	(71)	(1,096)	(1,476)	-	-	(1,096)	(1,547)
Depreciation	(765)	(769)	(135)	(119)	-	-	(900)	(888)
	1,397	1,438	715	539	(2)	(5)	2,110	1,972
Financial charges and non-controlling interests	(582)	(628)	-	1	(141)	(189)	(723)	(816)
Financial charges of joint ventures	(34)	(40)	(17)	(17)	-	-	(51)	(57)
Interest income and other	60	45	3	8	33	71	96	124
Calpine bankruptcy settlements	279	-	-	-	-	-	279	-
Writedown of Broadwater LNG project costs	-	-	(41)	-	-	-	(41)	-
Income taxes	(428)	(331)	(199)	(175)	120	129	(507)	(377)
Net Income	692	484	461	356	10	6	1,163	846

Total Assets
(unaudited - millions of dollars)	September 30, 2008	December 31, 2007
Pipelines	22,846	22,024
Energy	10,816	7,037
Corporate	1,609	1,269
	35,271	30,330

TRANSCANADA [37
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4.	Acquisitions

Ravenswood

On August 26, 2008, TransCanada acquired from National Grid plc (National Grid) 100 per cent of the outstanding equity of KeySpan-Ravenswood, LLC and KeySpan Ravenswood Services Corp. for US$2.9 billion, subject to certain post-closing adjustments. The two companies together own, control and operate the Ravenswood Generating Station (Ravenswood), a 2,480 megawatt power facility located in Queens, New York. The acquisition was accounted for using the purchase method of accounting. TransCanada began consolidating Ravenswood in the Energy segment subsequent to the acquisition date.

The preliminary allocation of the purchase price at September 30, 2008 was as follows:

Purchase Price Allocation
(unaudited)
(millions of US dollars)
Current assets	169
Plant, property and equipment	1,421
Other non-current assets	495
Goodwill	905
Current liabilities	(19)
Other non-current liabilities	(58)
2,913

A preliminary allocation of the purchase price has been made using fair values of the net assets at the date of acquisition. Goodwill will be evaluated on an annual basis for impairment. Factors that contributed to goodwill included the opportunity to expand in the U.S. market to gain a stronger competitive position in the North American power generation business. The goodwill recognized on this transaction is amortizable for tax purposes.

5.	Long-Term Debt

On August 13, 2008, TransCanada issued $500 million of medium-term notes maturing on August 20, 2013 and bearing interest at 5.05 per cent.  These notes were issued under the debt shelf prospectus filed in Canada in March 2007 qualifying for issuance $1.5 billion of medium-term notes.  At September 30, 2008, the Company had $1 billion of remaining capacity available under this shelf prospectus. The proceeds from these notes were used to partially fund the Alberta System's capital program and for general corporate purposes.

On August 6, 2008, TransCanada issued US$850 million and US$650 million of Senior Unsecured Notes maturing on August 15, 2018 and August 15, 2038, respectively, and bearing interest at 6.50 per cent and 7.25 per cent, respectively. The proceeds from these notes were used to partially fund the Ravenswood acquisition and for general corporate purposes. These notes were issued under the debt shelf prospectus filed in the U.S. in September 2007 qualifying for issuance US$2.5 billion of debt securities.  At September 30, 2008, the Company had fully utilized its capacity under the prospectus and intends to file a new U.S. debt shelf prospectus in fourth-quarter 2008.

On June 27, 2008, TransCanada executed an agreement with a syndicate of banks for a US$1.5 billion, committed, unsecured, one-year bridge loan facility, at a floating interest rate based on the London Interbank Offered Rate. The facility is extendible at the option of the Company for an additional six-month term. On August 25, 2008, the Company utilized US$255 million from this facility to fund a portion of the Ravenswood acquisition and cancelled the remainder of the commitment. At September 30, 2008, US$255 million remained outstanding on the facility.

TRANSCANADA [38
THIRD QUARTER REPORT 2008

In the three and nine months ended September 30, 2008, the Company capitalized interest related to capital projects of $38 million and $97 million, respectively.

6.	Share Capital

On July 2, 2008, TransCanada filed a final short form base shelf prospectus with securities regulators in Canada and the U.S. to allow for the offering of up to $3.0 billion of common shares, preferred shares and/or subscription receipts in Canada and the U.S. until August 2010. The filing was done in normal course similar to the filing of debt shelf prospectuses in Canada and the U.S. so as to expedite access to the capital markets depending on TransCanada’s assessment of its requirements for funding and general market conditions. This new shelf prospectus replaced the previous $3.0 billion short form shelf prospectus filed in January 2007 under which the Company had issued approximately $3.0 billion of common shares.

On May 5, 2008, TransCanada entered into an agreement with a syndicate of underwriters under which the underwriters agreed to purchase 30,200,000 common shares from TransCanada and sell them to the public at a price of $36.50 each. The underwriters also fully exercised an over-allotment option which they were granted for an additional 4,530,000 common shares at the same price. The entire issue of the 34,730,000 common shares closed on May 13, 2008 and resulted in gross proceeds to TransCanada of approximately $1.27 billion. These proceeds were used to partially fund the Ravenswood acquisition and capital projects of the Company, and for general corporate purposes.

In the three and nine months ended September 30, 2008, TransCanada issued 1.7 million and 4.8 million common shares, respectively, under its Dividend Reinvestment and Share Purchase Plan (DRP), in lieu of making cash dividend payments totalling $65 million and $177 million, respectively. In the three and nine months ended September 30, 2007, TransCanada issued 1.4 million and 2.7 million common shares, respectively, under its DRP, in lieu of making cash dividend payments totalling $53 million and $104 million, respectively. The dividends were paid with common shares issued from treasury.

7.	Financial Instruments and Risk Management

TransCanada continues to manage and monitor its exposure to market, counterparty credit and liquidity risk. With the acquisition of Ravenswood in third-quarter 2008, the Company has additional exposures to fluctuations in power and natural gas prices, and new exposures to fluctuations in the price of fuel oil and kerosene. As with the Company’s other exposures to commodity price fluctuations, these risks will be managed through the use of commodity contracts and derivative instruments.

TransCanada’s exposure to U.S. dollar fluctuations has increased as a result of the Ravenswood acquisition. The net foreign exchange impact is offset by certain related debt and financing costs being denominated in U.S. dollars, exposures in certain of TransCanada’s businesses and by the Company’s hedging activities.

At September 30, 2008, TransCanada’s consolidated Value-at-Risk (VaR), which is used to estimate the potential impact resulting from exposure to market risk, was $21 million (December 31, 2007 – $8 million). The increase since December 31, 2007 was primarily due to the Ravenswood acquisition.

TransCanada has significant exposures to financial institutions as they provide committed credit lines as well as critical liquidity in the foreign exchange and interest rate derivative and energy wholesale markets, and letters of credit to mitigate TransCanada’s exposures to non-creditworthy counterparties.

TRANSCANADA [39
THIRD QUARTER REPORT 2008

During the recent deterioration of global financial markets, TransCanada has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in TransCanada reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. As part of its ongoing operations, TransCanada must balance its market and counterparty risks when making business decisions.

TransCanada does not have material exposures in either the SemGroup, L.P. bankruptcy or the Lehman Brothers Holdings Inc. and affiliates (LBHI) bankruptcy except for ANR’s long-term firm transportation and storage contracts with a subsidiary of LBHI. On October 16, 2008, a bankruptcy court approved the sale of this LBHI non-bankrupt subsidiary to Electricité de France S.A. (EDF), rated AA-/Negative Watch. The Company expects that EDF will fully support these contractual obligations. The Company is currently awaiting regulatory approvals on this sale.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Natural Gas Inventory

At September 30, 2008, $92 million of proprietary natural gas inventory held in storage was included in Inventories (December 31, 2007 - $190 million). Effective April 1, 2007, TransCanada began valuing its proprietary natural gas inventory at fair value, as measured by the one-month forward price for natural gas less selling costs. The Company did not have any proprietary natural gas inventory prior to April 1, 2007. The change in fair value of proprietary natural gas inventory in the three and nine months ended September 30, 2008 resulted in net unrealized losses of $108 million and $7 million, respectively, which were recorded as a decrease to Revenues and Inventories (three and nine months ended September 30, 2007 – net unrealized losses of $2 million and $25 million, respectively).  The net change in fair value of natural gas forward purchase and sales contracts in the three and nine months ended September 30, 2008 resulted in a net unrealized gain of $106 million and a net unrealized loss of $1 million, respectively (three and nine months ended September 30, 2007 - net unrealized gains of $4 million and $20 million, respectively), which were included in Revenues.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps, forward foreign exchange contracts and options.  At September 30, 2008, the Company had designated U.S. dollar-denominated debt with a carrying value of $6.2 billion (US$5.9 billion) and a fair value of $5.8 billion (US$5.5 billion), and had entered into derivatives with a fair value of $9 million (US$9 million) to further reduce the net investment exposure.

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Information for the derivatives used to hedge the Company’s net investment in its foreign operations is as follows:

Derivatives Hedging Net Investment in Foreign Operations
Asset/(Liability)
(unaudited)
(millions of dollars)	September 30, 2008		December 31, 2007
		Notional or		Notional or
	Fair	Principal	Fair	Principal
	Value(1)	Amount	Value(1)	Amount
Derivative financial instruments in hedging relationships
U.S. dollar cross-currency swaps
(maturing 2009 to 2014)(2)	39	U.S. 1,550	77	U.S. 350
U.S. dollar forward foreign exchange contracts
(maturing 2008 to 2009)(2)	(46)	U.S. 2,780	(4)	U.S. 150
U.S. dollar options
(maturing 2008)(2)	(2)	U.S. 500	3	U.S. 600

	(9)	U.S. 4,830	76	U.S. 1,100

(1) Fair values are equal to carrying values.
(2) As at September 30, 2008.

TRANSCANADA [41
THIRD QUARTER REPORT 2008

Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments is as follows:

September 30, 2008
(all amounts in millions unless otherwise indicated)	Power	Natural Gas	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$62	$95	$30
Liabilities	$(48)	$(75)	$(25)
Notional Values
Volumes(2)
Purchases	3,170	57	-
Sales	3,775	62	-
Canadian dollars	-	-	1,021
U.S. dollars	-	-	U.S. 1,400

Net unrealized gains/(losses) in the period(3)
Three months ended September 30, 2008	$5	$-	$5
Nine months ended September 30, 2008	$-	$(12)	$3

Net realized gains/(losses) in the period(3)
Three months ended September 30, 2008	$12	$(12)	$2
Nine months ended September 30, 2008	$21	$(6)	$12
Maturity dates	2008-2014	2008-2011	2008-2018

Derivative Financial Instruments in Hedging Relationships(4)(5)

Fair Values(1)
Assets	$156	$3	$5
Liabilities	$(88)	$(14)	$(20)
Notional Values
Volumes(2)
Purchases	7,024	14	-
Sales	15,549	-	-
Canadian dollars	-	-	50
U.S. dollars	-	-	U.S. 1,125

Net realized gains/(losses) in the period(3)
Three months ended September 30, 2008	$14	$(1)	$(2)
Nine months ended September 30, 2008	$(24)	$18	$(4)
Maturity dates	2008-2014	2008-2011	2009-2019

(1) Fair value is equal to the carrying value of these derivatives.
(2) Volumes for power and natural gas derivatives are in gigawatt hours (Gwh) and billion cubic feet (Bcf), respectively.
(3) All realized and unrealized gains and losses are included in Net Income. Realized gains and losses are included in Net Income after the financial instrument has been settled.
(4) All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $3 million.
(5) Net Income for the three and nine months ended September 30, 2008 included gains of $7 million and $4 million, respectively, for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three and nine months ended
September 30, 2008 for discontinued cash flow hedges.

TRANSCANADA [42
THIRD QUARTER REPORT 2008

2007
(all amounts in millions unless otherwise indicated)	Power	Natural Gas	Interest
Derivative Financial Instruments Held for Trading

Fair Values(1)(4)
Assets	$55	$43	$23
Liabilities	$(44)	$(19)	$(18)
Notional Values(4)
Volumes(2)
Purchases	3,774	47	-
Sales	4,469	64	-
Canadian dollars	-	-	615
U.S. dollars	-	-	U.S. 550

Net unrealized gains/(losses) in the period(3)
Three months ended September 30, 2007	$2	$23	$-
Nine months ended September 30, 2007	$11	$6	$1

Net realized gains/(losses) in the period(3)
Three months ended September 30, 2007	$2	$18	$3
Nine months ended September 30, 2007	$(7)	$36	$4
Maturity dates (4)	2008-2016	2008-2010	2008-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(4)
Assets	$135	$19	$2
Liabilities	$(104)	$(7)	$(16)
Notional Values(4)
Volumes(2)
Purchases	7,362	28	-
Sales	16,367	4	-
Canadian dollars	-	-	150
U.S. dollars	-	-	U.S. 875

Net realized (losses)/gains in the period(3)
Three months ended September 30, 2007	$(51)	$10	$2
Nine months ended September 30, 2007	$(37)	$7	$3
Maturity dates (4)	2008-2013	2008-2010	2008-2013

(1) Fair value is equal to the carrying value of these derivatives.
(2) Volumes for power and natural gas derivatives are in Gwh and Bcf, respectively.
(3) All realized and unrealized gains and losses are included in Net Income. Realized gains and losses are included in Net Income after the financial instrument has been settled.
(4) As at December 31, 2007.
(5) All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $2 million at December 31, 2007.

(6) Net Income for the three and nine months ended September 30, 2007 included losses of $4 million and $7 million, respectively, for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. Net Income for the three and nine months ended September 30, 2007 included nil and a
$4 million loss, respectively, for the changes in fair value of an interest-rate cash flow hedge that was reclassified as a result of discontinuance of cash flow hedge accounting when the anticipated transaction was identified as not probable of occurring by the end of the originally specified time period.

TRANSCANADA [43
THIRD QUARTER REPORT 2008

8.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans for the three and nine months ended September 30, 2008 is as follows:

Three months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2008	2007	2008	2007
Current service cost	13	11	-	-
Interest cost	20	19	2	2
Expected return on plan assets	(23)	(23)	-	-
Amortization of net actuarial loss	4	7	1	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	15	15	3	3

Nine months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2008	2007	2008	2007
Current service cost	38	33	1	1
Interest cost	59	54	6	5
Expected return on plan assets	(69)	(62)	(1)	(1)
Amortization of transitional obligation related to
regulated business	-	-	1	1
Amortization of net actuarial loss	13	19	2	2
Amortization of past service costs	3	3	-	(1)
Net benefit cost recognized	44	47	9	7

9.	Calpine Bankruptcy Settlements

Certain subsidiaries of Calpine Corporation (Calpine) filed for bankruptcy protection in both Canada and the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland reached agreements with Calpine for allowed unsecured claims in the Calpine bankruptcy. In February 2008, GTNC and Portland received initial distributions of 9.4 million shares and 6.1 million shares, respectively, which represented approximately 85 per cent of their agreed-for claims. These shares were subsequently sold into the open market and resulted in total pre-tax income of $279 million.

10.	Writedown of Development Costs

On March 24, 2008, the U.S. Federal Energy Regulatory Committee authorized the construction and operation of the Broadwater liquefied natural gas (LNG) project, subject to the conditions reflected in the authorization. On April 10, 2008, the New York State Department of State rejected a proposal to construct the Broadwater facility. As a result of this unfavourable decision, TransCanada wrote down $27 million after tax ($41 million pre-tax) of costs that had been previously capitalized for the Broadwater LNG project to March 31, 2008.

TRANSCANADA [44
THIRD QUARTER REPORT 2008

11.	Commitments and Contingencies

Commitments

As at September 30, 2008, TransCanada had entered into new agreements since December 31, 2007 to purchase construction materials and services for the Coolidge, Cartier Wind, Kibby Wind and Halton Hills power projects, totalling approximately $1.1 billion, and for the North Central Corridor natural gas pipeline and Keystone oil pipeline projects, totalling approximately $515 million.  The Keystone commitments reflect TransCanada’s 79.99 per cent ownership interest. As a result of a 29.99 per cent increase in the Company’s Keystone ownership interest, TransCanada’s portion of Keystone commitments entered into at December 31, 2007 and still outstanding at September 30, 2008 increased approximately $515 million.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Cecily Dobson at (403) 920-7859 or 1-800-608-7859.

Visit the TransCanada website at: http://www.transcanada.com.